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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                              AMENDMENT NO. 2
                                    TO
                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 5
                                    TO
                               SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                         ARV ASSISTED LIVING, INC.
                         (Name of Subject Company)


                           EMERITUS CORPORATION
                                    and
                                EMAC CORP.
                                 (Bidder)


                   Common Stock, No Par Value Per Share
              (Including the Preferred Share Purchase Rights)
                      (Title of Class of Securities)

                               ------------

                                 00204C107
                              (CUSIP Number)


                           Raymond R. Brandstrom
                           Emeritus Corporation
                            3131 Elliot Avenue
                                 Suite 500
                        Seattle, Washington  98121
                         Telephone: (206) 298-2909
   (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                                Copies to:
       Phillip R. Mills, Esq.              Michael Stansbury, Esq.
        Davis Polk & Wardwell                   Perkins Coie
        450 Lexington Avenue                  1201 Third Avenue
      New York, New York 10017                   Suite 4000
      Telephone: (212) 450-4000           Seattle, Washington 98101
                                          Telephone: (206) 583-8888

                               ------------

                             December 19, 1997
  (Date Tender Offer First Published, Sent or Given to Security Holders)

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CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     Emeritus Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     WA

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     EMAC Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


               This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement"), filed December 19, 1997 by Emeritus Corporation, a Washington corporation ("Emeritus"), and EMAC Corp., a Delaware corporation (the "Bidder") and a wholly owned subsidiary of Emeritus, as amended by Amendment No. 1, relating to the Bidder's offer to purchase all outstanding shares of Common Stock, no par value per share, of ARV Assisted Living, Inc., a California corporation ("ARV"), at $17.50 per share, net to the seller in cash, upon terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement. This Amendment No. 2 constitutes Amendment No. 5 to the Report on Schedule 13D filed October 14, 1997 by Emeritus, as amended. Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

               (b) On January 8, 1998, Emeritus sent the letter attached hereto as Exhibit (g)(5) to ARV, responding to the allegations made in the ARV Complaint and the ARV Schedule 14D-9 (each as defined below). The information set forth in the letter is incorporated herein by reference.

Item 10.  Additional Information.

               (e) On January 7, 1998, Emeritus filed an Amended Complaint in the Orange County Superior Court for the State of California (the "Amended Complaint"). The Amended Complaint names ARV and the ARV Board as defendants and adds Prometheus as a defendant. The Amended Complaint alleges that Prometheus aided and abetted ARV and the ARV Board in the breach of their fiduciary duties as described in the original Complaint. The Amended Complaint makes the additional allegation that the individual board members, aided and abetted by Prometheus, breached their fiduciary duties by rejecting Emeritus' December 19, 1997 tender offer to purchase ARV for $17.50 per share in cash. The Amended Complaint seeks the same relief as was requested in the original Complaint.

               On the basis of the facts set forth in the Amended Complaint, on January 8, 1998, Emeritus filed a motion for a preliminary injunction seeking (i) an injunction rescinding the redemption by ARV of the Notes or, in the alternative, an injunction preventing the stock received by Prometheus upon conversion of the Notes from being voted at the Annual Meeting; (ii) an injunction rescinding the transactions between Prometheus and ARV and/or directing that, consistent with their fiduciary duties, the individual board member defendants take appropriate steps to secure the transaction offering the best value reasonably available to shareholders; and (iii) an injunction preventing the operation of ARV's poison pill Rights Agreement. Emeritus' motion is scheduled to be heard on January 23, 1998 (prior to the January 28 Annual Meeting of ARV shareholders).

               On January 6, 1998, ARV filed a complaint against Emeritus and Bidder in the U.S. District Court for the Central District of California, Southern Division (the "ARV Complaint"). The ARV Complaint alleges that Emeritus and Bidder have (i) violated Sections 14(d) and 14(e) of the Exchange Act and the rules promulgated thereunder by failing to disclose material information concerning the tender offer; (ii) violated Section 14(a) of the Exchange Act and the rules promulgated thereunder by failing to disclose certain material information in the proxy statement; (iii) violated Section 17200 et seq. of California's Business and Professions Code by failing to disclose certain material information in the tender offer and in the proxy solicitation materials; and (iv) breached the fiduciary duties they would have if Emeritus were to become a controlling shareholder by attempting to elect the Emeritus Nominees. On January 7, 1998, the Court issued orders requiring Emeritus to show cause why the federal action should not be stayed pending final resolution of the pending state action and establishing a schedule for arguing ARV's motion for a preliminary injunction and application for expedited discovery. While Emeritus does not agree with ARV's allegations in the ARV Complaint, shareholders should consider ARV's views as expressed in the ARV Complaint (and in the ARV Schedule 14D-9, as defined below) when deciding whether or not to tender their shares pursuant to the Offer to Purchase and in deciding how to vote at the forthcoming Annual Meeting.

               On January 9, 1998, Emeritus issued the press release attached hereto as Exhibit (a)(9). The information set forth in the press release is incorporated herein by reference.

               (f) On January 5, 1998, ARV filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "ARV Schedule 14D-9") with the Securities and Exchange Commission.

               Item 11.  Material to be Filed as Exhibits

               (a)(9) Press Release, dated January 9, 1998.

               (g)(3) Complaint in ARV Assisted Living, Inc. v. Emeritus Corporation and EMAC Corporation filed on January 6, 1998 in United States District Court for the Central District of California, Southern Division, Case No. SA-CV-98-9-LHM (EEx).

               (g)(4) First Amended Complaint in Emeritus Corporation v. ARV Assisted Living, Inc., David P. Collins, John A. Booty, R. Bruce Andrews, Maurice J. DeWald, John J. Rydzewski, Robert P. Freeman, Kenneth M. Jacobs, Murry N. Gunty, Howard G. Phanstiel and Prometheus Assisted Living, LLC filed on January 7, 1998 in Superior Court for the State of California for the County of Orange, Case No. 787788.

               (g)(5) Letter from Emeritus to ARV, dated January 8, 1998.

                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998

                                        EMERITUS CORPORATION


                                        By: /s/ Raymond R. Brandstrom
                                            --------------------------------
                                            Name: Raymond R. Brandstrom
                                            Title: President

                                        EMAC CORP.


                                        By: /s/ Raymond R. Brandstrom
                                            --------------------------------
                                            Name: Raymond R. Brandstrom
                                            Title: President